RSC Equipment Rental, Inc.
RSC Holdings III, LLC
6929 E. Greenway Parkway
Scottsdale, AZ 85254
June 23, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Registration Statement on Form S-4
of RSC Equipment Rental, Inc.
RSC Holdings III, LLC
File No. 333-165746
Ladies and Gentlemen:
     Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, RSC Equipment Rental, Inc., an Arizona corporation, and RSC Holdings III, LLC, a Delaware limited liability company (collectively the “Registrants”), hereby respectfully request that the effective date of the above-referenced Registration Statement, as amended, be accelerated so as to permit it to become effective at 10:00 AM (EST) on June 28, 2010, or as soon thereafter as possible.
     The Registrants hereby acknowledge that:
     (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours,
RSC EQUIPMENT RENTAL, INC.

By:	/s/ Kevin J. Groman
	Name:	Kevin J. Groman
	Title:	Senior Vice President, General Counsel and Corporate Secretary

RSC HOLDINGS III, LLC

By:	/s/ Kevin J. Groman
	Name:	Kevin J. Groman
	Title:	Senior Vice President, General Counsel and Corporate Secretary